Mail Stop 4561

August 21, 2007

By U.S. Mail and facsimile to (859)232-7137

Paul J. Curlander, Chief Executive Officer
Lexmark International, Inc.
One Lexmark Centre Drive
Lexington, KY 40550

>   **Re: Lexmark International, Inc.**
>   **Definitive 14A**
>   **Filed March 16, 2007**
>   **File No. 001-14050**

Dear Mr. Curlander:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Discussion and Analysis, page 6

1. Please expand the disclosure relating to the engagement of Frederic W. Cook & Co. to include a materially complete description of the nature and scope of the consultant's assignment. See Item 407(e)(3)(iii) of Regulation S-K. In addition, to the extent the consultant maintains multiple business relationships with the company, please disclose this. Provide similar disclosure, if applicable, as it relates to Pearl Meyer & Partners, Radford Consulting, Towers Perrin HR Services, and ICR Limited.

2. Revise the Compensation Discussion and Analysis to capture material differences in compensation policies with respect to individual named executive officers in accordance with Section II.B.1 of Commission Release No. 33-8732A. Refer to Mr. Curlander's salary, which is almost twice that of the next highest paid named executive officer and the amounts you awarded to him under your non-equity incentive plan compensation, which are more than double that of the other named executives. Provide a more detailed discussion of how and why the compensation of your highest-paid named executive officers differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss this on an individualized basis.

3. It is not clear how each compensation component and your decisions regarding these elements fit into your overall compensation objectives and their impact regarding other elements. See Item 402(b)(1)(vi) of Regulation S-K. Although there is some disclosure on page 13 relating to the periodic awarding of restricted stock units as an appropriate complement to other long-term awards, your disclosure in this regard lacks sufficient quantitative or qualitative analysis. Revise the Compensation Discussion and Analysis to explain and place in context how you considered each element of compensation and why determinations with respect to one element may or may not have influenced the Committee's decisions with respect to other allocated awards.

4. It is unclear from your disclosure what consideration you have given to several of the illustrative examples contained in Item 402(b)(2) of Regulation S-K, which sets forth examples of material information that could be appropriate for discussion in the Compensation Discussion and Analysis. We specifically refer you to the examples set forth in Item 402(b)(2)(i)-(iii) and (viii)-(x).

5. Please provide an analysis of how you arrived at and why you paid each of the particular levels and forms of compensation for 2006. For example, on pages 8 and 9, you state that you did not increase the named executive officers' base salaries based on company performance, but that the Committee recommended and the board approved the increases you quantify. Please analyze why the Committee recommended and the board ultimately approved the increases that resulted in the amounts paid for base salary. Likewise, for each element of compensation, including annual incentive compensation and equity-based long-term incentive compensation, please provide a similar analysis of the resultant compensation levels.

6. Please disclose the specific items of company performance, such as revenue, operating income, and cash cycle objectives and the individual performance objectives used to determine incentive amounts and how you structure your incentive awards around these performance goals and individual objectives. To the extent you believe that such disclosure is not required because it would result in competitive harm such that you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion and provide appropriate disclosure pursuant to Instruction 4. In discussing how difficult it will be for you to achieve the target levels or other factors, provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. Consider providing disclosure that addresses the relationship between historical and future achievement and the extent to which the Committee set the incentive parameters based upon a probability that you would achieve the performance objectives. Please see Instruction 4 to Item 402(b) of Regulation S-K.

7. Revise the Compensation Discussion and Analysis to address actions regarding executive compensation that you took after the end of your last fiscal year. See Instruction 2 to Item 402(b) of Regulation S-K and Section II.B.1 of Commission Release 33-8732A. Refer to the disclosure on page 9 that relates to increases in base salaries.

Compensation Components, page 8

Base Salary, page 8

8. You state that you target base salary at the 50th percentile of your peer group but that actual salaries may range above or below the market median. If the current salaries for the named executive officers are not set at the 50th percentile, please clarify how this element of compensation compares to the comparator companies. Please provide similar disclosure for your annual incentive compensation and

your equity-based long term incentive compensation, which you state is targeted at the 65th percentile.

Equity-Based Long Term Incentive Compensation, page 12

9. Please provide a complete description of the process by which you grant reload stock options and the reasons why you utilize this element of compensation.

Non-Qualified Deferred Compensation, page 28

10. It is not clear whether any of the amounts reported in the contributions column are reported as compensation in the last completed fiscal year in the Summary Compensation Table or whether amounts reported in the aggregate balance at last fiscal year end previously were reported as compensation to the named executive officer in the Summary Compensation Table for previous years. See Instruction to Item 402(i)(2) of Regulation S-K.

Termination and Change in Control Payments, page 29

11. Revise the Compensation Discussion and Analysis to give appropriate consideration to why Dr. Curlander's potential payouts are significantly higher than the other named executive officers and why you structured his arrangements so as to provide such disparate payments. Also, please discuss the rationale for decisions made in connection with the various termination and change in control arrangements, including a description of how the arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K.

Please respond to our comments by September 21, 2007 or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3397 with any questions.

Sincerely,

Jay E. Ingram
Attorney Advisor